SECURITIES AND EXCHANGE COMMISSION
                       WASHINGTON, DC 20549

                            FORM 12b-25

                                   Commission File Number: 0-7885

                    NOTIFICATION OF LATE FILING

                              Form 10-Q

For Period Ended: December 31, 2000

                 Part I.  Registrant Information

Full Name of Registrant: UNIVERSAL SECURITY INSTRUMENTS, INC.

 7-A Gwynns Mill Court           Owings Mills, Maryland 21117
Address of principal office            City, State and Zip Code

                Part II.  Rule 12b-25(b) and (c)

    If the subject report could not be filed without unreasonable effort or expenses and the registrant seeks relief pursuant to Rule 12b-25, the following should be completed. (Check appropriate box.)

(X) (a) The reasons described in detail in Part III of this form could not be eliminated without unreasonable effort or expense.

(X) (b) The subject annual report, semi-annual report, transition report on Form 10-K, 20-F, 11-K or Form N-SAR, or portion thereof will be filed on or before the 15th calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

( ) (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

                      Part III.  Narrative

    State below in reasonable detail the reasons why Form 10-K, 11-K, 20-F, 10-Q, N-SAR or the transition report portion could not filed within the prescribed time period.



The registrant owns a 50% (50 percent) interest in a Hong Kong Joint Venture operating in the Peoples Republic of China ("J.V.") Pursuant to Regulation SX, the registrant is required to include certain financial information of the Joint Venture in the Registrant's quarterly report on Form 10-Q. The Joint Venture has not yet completed the preparation of such financial information.

                       Part IV.  Other Information

        (1) Name and telephone number of person to contact in regard to this notification:

HARVEY B. GROSSBLATT            410                 363-3000
       (Name)               (Area Code)        (Telephone Number)

        (2) Have all other periodic reports required under
            Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).

                (X) Yes     ( ) No

        (3) Is it anticipated that any significant change in results of operation from the corresponding period for the last year will be reflected by the earnings statements to be included in the subject report of portion thereof?

                ( ) Yes     (X) No

            If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if applicable, state the reason why a reasonable estimate of the results cannot be made.

UNIVERSAL SECURITY INSTRUMENTS, INC. has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.


Date: February 14, 2001         By: HARVEY GROSSBLATT
                                    Harvey Grossblatt
                                    President